Via Facsimile and U.S. Mail
Mail Stop 6010

                                                    January 26, 2009

Mr. Mark C. Hart
Chandler (U.S.A.), Inc.
Senior Vice President - Finance, Chief Financial
Officer and Treasurer (Principal Accounting Officer)
1010 Manvel Avenue
Chandler, OK 74834

           Re: Chandler (U.S.A.), Inc.
                    Item 4.01 Form 8-K
                    File No. 001-15135

Dear Mr. Hart:

           We have completed our review of your Form 8-K and have no further comments
at this time.

                                        Sincerely,

                                        Tabatha Akins
                                        Staff Accountant